UBS AG

Postfach

8098 Zürich

Tel. +41-44-234 11 11

Corporate Center

Group CFO Management

Tom Naratil

Tel. +41-44-234 24 07

Fax +41-44-234 21 00

tom.naratil@ubs.com

Via EDGAR

www.ubs.com

Ms. Stephanie Ciboroski

Senior Assisstant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-1090

10 September 2012

UBS AG

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

Form 6-K

Filed July 31, 2012

File No. 001-15060

Dear Ms. Ciboroski:

We respectfully submit the responses set forth below to the comment letter dated August 10, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F” or “AR 2011”), and (b) the second quarter 2012 report on Form 6-K (the “Q2 2012 Form 6-K”) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response.

Comment 1

Form 20-F for Fiscal Year Ended December 31, 2011

Operating environment and strategy, page 15

Our strategy, page 22

We note your disclosure of your Basel III pro forma common equity ratio on page 22 as well as your pro forma Basel III risk-weighted assets on page 25. Tell us whether these metrics are currently required to be disclosed by your home country bank regulator or securities regulator. If these metrics are not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, they would appear to be non-GAAP measures. If you are unable to support that these metrics do not meet the criteria of a non-GAAP measure, please clearly label these measures as non-GAAP in your future filings and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to General Instruction C (e) of Form 20-F.

Disclosure of our Basel III pro forma common equity ratio and risk-weighted assets is not currently required by IFRS, Commission Rules or banking regulatory requirements in Switzerland, but will be required by the Swiss Financial Market Supervisory Authority (“FINMA”) from 1 January 2013. We include this information because it is of interest to investors in view of the impending applicability of Basel III requirements. As these metrics are currently, and for a short time, non-GAAP measures we will clearly label them as such in our remaining filings for 2012, including our reasons for including them.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 2

Financial and operating performance, page 57

Off-balance sheet, page 76

Non-consolidated securitization vehicles and collateralized debt, page 76

We note that the tabular presentation on page 77 excludes residential and commercial mortgage-backed securities backed by a US government agency or instrumentality or US government-sponsored enterprise (i.e., GNMA, FNMA, and FHLMC). You state that such positions have been excluded due to the comprehensive involvement of the US government in these organizations and their significantly lower risk profile. Given that the purpose of this table appears to be to quantify the extent of your involvement with non-consolidated SPEs, we are unclear as to why you would exclude US agency/GSE securities simply due to their lower risk profile. Accordingly, please revise your future filings to quantify the extent of your involvement with all non-consolidated SPEs, including those that are backed by US agencies or GSEs. In this regard, consider presenting US agency/GSE securities in a separate column in order to highlight their lower risk profile. As an alternative, you may also consider disclosure in the footnotes to the table.

The information provided in the table on page 77 was added to our reports in response to a specific request received in December 2007 from the Commission to provide more information on our exposure to non-consolidated securitization vehicles and collateralized debt obligations for which UBS has material exposure. As your question states, UBS has not included information on exposures to vehicles backed by a US government agency or instrumentality or US government sponsored entities as stated in our reports due to the comprehensive involvement of the US government in these organizations and therefore their significantly lower risk profile.

Further information on our involvement with Securitization structures, including transactions backed by a US government agency or instrumentality or US government sponsored entities, is, however, included in our Basel 2.5 Pillar 3 disclosures in the Risk, treasury and capital management section of our AR 2011.

Dependent on our exposures as at the end of the year, we will add a footnote to this table either cross referring to our Basel 2.5 Pillar 3 disclosures or providing specific further information.

Comment 3

Contractual obligations, page 79

We note that your contractual obligations table appears to exclude the related interest expense on your long-term debt obligations which appears to be significant based on your supplemental cash flow information disclosure of cash paid for interest during each of the three years presented.

•	Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts.

Our current disclosure of long-term debt obligations is aligned with IFRS measurement and presentation principles. The carrying amount of debt issued that is measured based on amortized cost generally represents the nominal amount of the respective instrument plus or minus the unamortized premium or discount. The carrying amount of financial liabilities designated at fair value represents the fair value of the respective instruments, which includes estimated future interest payments on a discounted basis. In order to facilitate comparison to our statement of financial position and the respective disclosure in the Notes to the Financial Statements (refer to Note 19 on page 339-340 of our AR 2011) our disclosure of long-term debt obligations within our contractual obligations disclosure is presented on the same basis.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

In the audited section of the “Liquidity and funding management section” of our AR 2011 (refer to pages 148-149), a maturity analysis of all financial liabilities is provided. This disclosure, as required under IFRS, generally represents undiscounted cash flows of future interest and principal payments by maturity bucket for all debt issued that is measured at amortized cost (including short-term debt) and financial liabilities designated at fair value.

For future filings, we will assess how to best reflect estimated interest payments on long-term debt as part of our contractual obligations MD&A disclosure.

Comment 3, continued

•

To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations.

•

To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table.

The interest rate risk of a portion of our long-term debt issued and measured on an amortized cost basis (total position of approximately CHF 69 billion) is hedged with interest rate swaps (notional values of approximately CHF 30 billion) which are designated as hedging instruments in fair value hedges. Estimated undiscounted cash outflows (as well as inflows) related to these swaps form an integral part of our disclosure in Note 23 of our AR 2011 (refer to page 357).

For future filings, we will assess how best to disclose in our contractual obligations MD&A disclosure the impact of interest rate swaps and similar derivatives used to manage interest rate risk inherent in long-term debt measured on an amortized cost basis.

Financial liabilities designated at fair value mostly consist of structured notes and are generally also economically hedged but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments, as interest rate risk inherent in respective liabilities is generally risk managed on a portfolio level. We will clarify this fact in our future filings.

Comment 3, continued

•

Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

As referenced above, our disclosure of long-term debt obligations for financial liabilities designated at fair value represents the fair value of the respective instruments which includes estimated future interest payments on a discounted basis. In future filings, we will quantify the amount of long-term debt obligations which have variable payment obligations.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 4

Risk, treasury and capital management, page 111

Credit risk, page 116

Composition of credit risk – UBS Group, page 118

We note that you excluded portfolio hedges, such as index CDS, from your credit risk disclosures on pages 119 and 122. Please tell us and revise your disclosure in future filings to explain why you have excluded such hedges from your credit exposure analysis. Please also provide some context around the types of portfolio hedges that you enter into and how these hedges impact your overall credit risk exposure.

The credit risk arising from portfolio hedges such as Index CDS is included within the figures presented but the risk reducing effect of such hedges on other credit risk exposures (e.g. loans) is not. This is because the hedges cannot be apportioned to individual exposures but rather act as macro hedges to combined portfolios. We recognize that this is not clear from our existing MD&A comments and will revise our disclosure in future filings to make our approach clearer.

Comment 5

Composition of credit risk – business divisions, page 120

Wealth Management & Swiss Bank, page 120

We note your disclosure that approximately 75% of Wealth Management & Swiss Bank’s loan portfolio is secured by real estate and that the majority of this real estate exposure is secured by Swiss residential property, which has typically exhibited a low risk profile. We further note your disclosures on pages 117 – 118 that state that loan-to-value (LTV) ratios are a key factor in both your probability of default and loss given default measures. Given the importance of LTV ratios in your assessment of credit risk within your residential real estate loan portfolio, we believe that additional disclosure around these measures is warranted, particularly given recent concerns over a potential future housing price correction in Switzerland. Accordingly, please revise your future filings as follows:

•

Describe your underwriting standards for residential real estate loans, including whether you have strict guidelines concerning LTV ratios at origination. If possible, disclose the average LTV ratio at origination for this portfolio.

•

Provide quantitative information reflecting the current LTV ratios for your residential real estate loan portfolio. In this regard, consider providing a breakdown of this portfolio by LTV bucket (100% +, 80%–100%, and below 80%).

•	Describe how current LTV ratios are calculated for your residential real estate portfolio (e.g., whether they are based on updated appraisals, housing price indexes or a combination thereof).

An overview of the LTV ratio of this portfolio was provided on slide 22 of our Q2 results presentation that was submitted to the Commission on Form 6-K on 31st July 2012. We will expand our 2012 year-end disclosure to more broadly address the three bullets above.

Comment 6

We note your disclosure on page 120 that the significant shift in your net banking products exposure from sub-investment grade to investment grade in 2011 was mainly due to the introduction of a new rating methodology for the retail mortgage segment. Please tell us and revise your disclosure in future filings to describe in more detail the changes that were made to your

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

ratings methodology. In this respect, clarify whether there was any actual improvement in credit quality and if not, the primary reasons for the improved ratings under your revised methodology. Please also describe the extent to which your revised rating methodology impacted your allowance for loan losses and provide quantification of the impact of this change, if practicable.

The changes that were made to our ratings methodology enhanced our approach from one that was based primarily on Loan to Value (“LTV”) and Exposure at Default (“EAD”) parameters to one that also takes into account additional factors such as client behavior, the time elapsed since the last mortgage arrears and the maximum length of mortgage arrears. This change in methodology was the primary driver for the improved ratings. We will describe material changes in rating methodology in more detail going forward.

Allowances for loan losses were not impacted by this change in methodology.

Comment 7

Investment Bank, page 122

Loan to BlackRock Fund, page 123

On page 124 you indicate that developments through the year ended December 31, 2011 did not alter your conclusion that the loan to the BlackRock Fund is not impaired and that consolidation is not required. Please tell us the developments you considered in forming your conclusion.

On a monthly basis we receive updated market values for the underlying assets from BlackRock Financial Management, Inc and a cash collection schedule, and we monitor delinquencies and other real estate owned foreclosures to ensure that the loan is being paid down and that there are no indications of impairment. UBS checks the fair values received using its own model and in addition applies a number of stress scenarios where we make adverse assumptions regarding future home prices.

By 31 December 2011, UBS’s loan had been paid down by 58%, with cash collections continuing to be effective in paying down the loan balance. In addition, the stress scenarios applied support the view that UBS’s loan is highly likely to be repaid.

Under current accounting requirements, generally, we will consolidate when UBS absorbs a majority of the risk arising in a vehicle or UBS has control through having substantive and beneficial decision rights. We continue not to consolidate the fund as the fund’s equity holders absorb the majority of risk arising in the fund and UBS has no direct or indirect voting or decision making powers, with the General Partner of the fund—a BlackRock affiliate – still in sole control.

Comment 8

Impairment and default – distressed claims, page 125

We note that you consider a reclassified security as an impaired loan if the carrying value at the balance sheet date is, on a cumulative basis, 5% or more below the carrying value at the reclassification date adjusted for redemptions. Please clarify this disclosure in light of the fact that you disclose on page 302 that impairment is recognized on reclassified securities upon adverse revisions in cash flow estimates related to credit events. For example, clarify whether there could be a situation where you recognize credit loss expense on a reclassified security due to an adverse change in cash flows but you do not consider the reclassified security to be impaired. If so, please explain your rationale.

In fourth quarter 2008 and first quarter 2009 we reclassified certain eligible assets from “Held for trading” to “Loans and receivables”. For the asset-backed securities included in this reclassification, the carrying values rely upon portfolio-based cash flow modeling. Due to the nature of these assets and the variety of inputs that affect the cash flow modeling, the cash flow estimates can vary up and down from period to period in small amounts. Up until the end of the first quarter of 2009, these small negative cash flow changes had been treated as credit impairments and the securities disclosed as impaired, despite the absence of an identifiable impairment trigger. Effective 1 April 2009, UBS established a policy of applying a 5% cumulative impairment threshold for disclosing a reclassified asset as impaired. The 5% threshold is intended to exclude from the scope of the impairment disclosure asset-backed securities that experience immaterial cash flow changes from period-to-period.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Accordingly, a situation could arise where we would recognize credit loss expense on reclassified securities backed by multiple assets (i.e., predominantly asset-backed securities) and not disclose the assets as impaired.

Further, we believe classifying asset-backed securities that are experiencing immaterial cash flow changes as impaired is misleading to users as it is based on inexact movements in cash flows estimates and is not indicative of the overall creditworthiness of our reclassified assets. We do not believe presenting those assets as impaired provides incremental decision-useful information to users. Please refer to “Gross lending portfolio and impairments” section on page 36 of our Q2 2009 Form 6-K that describes the change in accounting policy and related restatement.

Comment 9

Market risk, page 133

We note your discussion on page 134 regarding the limitations of the historical simulation VaR methodology. In light of these limitations, please tell us whether you considered using a Monte Carlo simulation or an alternative methodology which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

All methods of statistical risk aggregation have limitations, but of the three most commonly used VaR methodologies (historical simulation, Monte Carlo, and variance-covariance), historical simulation has become the most widely adopted by major banks because of its ability to capture fat-tail risk most effectively. We recognize that no single measure may encompass the entirety of risks associated with a position or portfolio. Consequently, we employ a suite of comprehensive metrics in order to create a holistic framework that ensures material completeness of risk identification and measurement and ensures that our aggregate risk exposures lie within our articulated risk appetite. VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits, to ensure that those risks in our portfolio which are not captured adequately by VaR are nevertheless identified and controlled appropriately. VaR is also complemented by an extensive series of scenario analyses, which undergo continuous evaluation to ensure that were an extreme, but nevertheless plausible, event to occur, the resulting losses would not exceed our risk appetite.

Comment 10

We note that you continue to review the performance of your VaR implementation, including a review of risks not included in VaR, and that you will continue to make enhancements to your VaR model as needed. Please respond to the following and expand your disclosure in future filings as appropriate:

•	Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

We use only one VaR model, which employs a historical simulation methodology. For internal management purposes we measure VaR at the 95% confidence level using a one-day holding period. The regulatory measure of risk used to underpin the market risk capital requirement under Basel 2.5, by contrast, requires a measure equivalent to a 99% confidence level, and using a 10-day holding horizon. We use exactly the same VaR model to calculate this measure.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 10, continued

•

Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

Our one VaR model can be run for any subset of the organizational hierarchy (e.g. Investment Bank) or individual risk category (e.g. Equities). VaR for the Group is calculated by running the model across all relevant positions and risk classes and cannot be derived by summing the VaR figure of sub populations. The so called “Diversification Effect” is calculated as the difference between the Total VaR and the sum of the VaR figures for the individual categories shown and is included within our disclosure VaR tables.

Comment 10, continued

•	Discuss the type of risks excluded from your VaR calculation and the reasons why such risks are excluded.

We apply our internal VaR measure to the market risk position population, being that group of portfolios for which positions are generally marked to market on a daily basis, and which are actively managed under market risk trading limits. As disclosed in our AR 2011 on page 137, we highlight any material market risks that are excluded from management VaR. We also enhanced our narrative disclosures relating to VaR on page 56 of our Q2 2012 Form 6-K.

Comment 10, continued

•

We note that you use the same VaR model for both internal management and regulatory capital purposes, except for the confidence level and holding period. Tell us what drives the need to use different confidence levels and holding periods for your internal management VaR versus your regulatory capital VaR.

We measure VaR at the 95% confidence level using a one-day holding period for internal management purposes. This particular metric is chosen for our internal management purposes because it best represents a measure that our traders and risk managers can use practically on a day-to-day basis as a meaningful, statistical measure of market risk. For the same reasons many major banks use similar parameters for their internal management purposes and for their disclosures. FINMA requires us to use a different confidence level and holding period; we believe these to be less practical for use by traders and risk managers on a daily basis.

Comment 10, continued

•

Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

Whenever there are material changes in the underlying model used to calculate VaR, an independent validation of the new model is performed by a separate, dedicated team of quantitative specialists with a reporting line independent of that pertaining to the VaR model developers, in accordance with regulatory requirements. Furthermore, as mandated by our lead regulator FINMA, any VaR model change requires FINMA approval. VaR model changes that FINMA deems to be “significant” may further require a parallel run to be conducted and our external auditor to independently validate the changed model and present their findings to FINMA, which makes the final approval necessary before any material model change is implemented. Furthermore, on an annual basis the external auditor reviews, on behalf of FINMA, the VaR calculation process as well as any model changes carried out since the last review. The findings of this annual audit are subsequently reported to FINMA. As a matter of internal policy, and in accordance with regulatory requirements, we conduct backtesting of our model on a daily basis for the UBS Group and for the major business lines bearing market risk. Reports of the backtesting performance are reviewed internally and sent to FINMA on a quarterly basis. Backtesting exceptions are investigated as they occur and are also notified to FINMA in accordance with regulatory requirements.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 10, continued

•	Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 11(a)(4) of Form 20-F regarding model, assumptions and parameter changes.

UBS’s VaR model, like risk measurement models used by all major banks, undergoes continuous rigorous assessment, development and improvement, made necessary by the dynamic nature of trading markets and the ongoing development of trading products necessary to meet changing client needs. Whenever there are changes made to our VaR model that give rise to a significant change, we disclose the impact of the model changes, as distinct from the changes in the reported VaR arising as a result of position changes.

Comment 11

As a related matter, we note that you present management VaR at both the Group and Investment Bank level on page 134. We further note your disclosure of Group Treasury management VaR on page 152. Please revise your disclosure in future filings to show how the management VaR calculations for individual divisions aggregate to total Group VaR.

As discussed in our response above, VaR can be run for any subset of the organizational hierarchy. Our disclosure on Page 134 presents VaR figures for our reporting segments and Corporate Center. As described on page 7 of our AR 2011, Group Treasury is a component of Corporate Center and, given its significance to management VaR for Corporate Center at 31 December 2011, the figures presented on page 152 are the same (after rounding) as those for Corporate Center on page 134.

Comment 12

Backtesting, page 135

Your disclosure on page 134 indicates that you use a 1-day 99% VaR for backtesting as required by Basel 2.5 and FINMA. We also note that you experienced three backtesting exceptions during 2011. Please tell us whether you also perform backtesting of your internal management VaR model (1-day 95% VaR) and why the results of this backtesting have not been disclosed. Given that you have chosen to present your 1-day 95% VaR for market risk disclosure purposes, we would expect your disclosure of backtesting exceptions to be made on a consistent basis. Refer to Item 11 of Form 20-F.

As discussed in our response to Comment 10, we only have one VaR model, from which we draw different risk measures as appropriate for distinct purposes. We are required by FINMA to perform and disclose backtesting for the 1-day 99% confidence interval, and that exercise provides assurance over the performance of our VaR model. Therefore, we do not also perform backtesting for the 1-day 95% confidence interval used for internal management purposes.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

We note that Item 11(a)1(iii)(B)(1) of Form 20-F item requires disclosure of either the average, high and low amounts of the VaR amounts for the period or the backtesting result. The table Group: value-at-risk (1-day, 95% confidence, 5 years of historical data) on page 134 of our AR 2011 provides the average, high and low amounts of VaR. Hence, we believe that we have met the requirements in Item 11 of Form 20-F.

Comment 13

Liquidity and funding management, page 144

We note your disclosure that your major sources of liquidity are channeled through entities that are fully consolidated. Please revise your future filings to disclose the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances.

On page 156 of our AR 2011, under “Transfer of capital within UBS Group”, we disclose that “as of 31 December 2011, UBS has not been subject to any material restrictions or other major impediments concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.”

We will enhance our future filings by presenting a cross-reference to the information provided on page 156.

Comment 14

Consolidated financial statements, page 284

Notes to the consolidated financial statements, page 297

Note 1 – Summary of significant accounting policies, page 297

a) Significant accounting policies, page 297

10) Loans and Receivables – Renegotiated Loans, page 301

We note your accounting policy for renegotiated loans as disclosed on page 301 as well as your disclosure on page 302 that nonperforming loans include those that have been restructured on concessionary terms. We further note your disclosure on page 125 stating that certain renegotiated loans with new terms and conditions that met normal market criteria for the quality of the obligor and type of loan were reclassified from impaired to performing in both 2011 and 2010. Please respond to the following:

•

Tell us and revise your future filings to clarify your definition of a renegotiated loan. In this regard, clarify whether there are any instances in which a restructured or modified loan is not considered “renegotiated” and if so, the reasons why.

•

Revise your future filings to disclose the amount of renegotiated loans at each balance sheet date and, if material, provide a quantitative roll-forward of such loans for each period presented so that a reader may understand the various drivers of changes in the balances of those loans.

•	Describe the key features of your loan modification programs, including a description of the typical terms modified
•

Clarify your policy for classifying renegotiated loans as impaired loans at the time of modification. In this regard, your disclosure on page 125 indicates there are situations in which a loan is renegotiated on terms which are not considered concessionary and that such loans are therefore not considered impaired.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

•

Clarify your policy for removing renegotiated loans initially classified as impaired from impaired status. In this regard, you disclose that renegotiated loans continue to be subject to impairment assessment, calculated using the loans original EIR. Clarify whether there are any situations in which a renegotiated loan is removed from impaired status (e.g., due to performance under the modified terms for a specified period of time) and if so, whether impairment of such loans continues to be measured on an individual basis or is included in your collective assessment of impairment.

We define a renegotiated loan as a loan that has been subject to restructuring, or for which additional collateral has been requested that was not contemplated in the original contract. In the case of fundamental changes in the terms and conditions of a loan, refer to Comment 15. Otherwise, there are no instances in which a restructured or modified loan is not considered “renegotiated”.

Our loan portfolio amounts to CHF 267,429 million as at 31 December 2011, including loans renegotiated during 2011 of CHF 186 million which, at 0.07% of the total portfolio, are not considered material. If our renegotiated loans become material, we will provide further analysis and quantitative disclosure.

Typical key features and terms of conditions granted through renegotiation to avoid default include the provision of special interest rates, postponement of interest or amortization payments, modification of the schedule of repayments and amendment of loan maturity. Generally all loans qualify for this kind of treatment. If a renegotiated loan is granted with concessionary conditions, the position is still classified as non-performing and rated as being in counterparty default, and will remain so until the loan is collected or written off. It is therefore not included in our collective assessment of impairment but assessed for impairment on an individual basis. If a loan is renegotiated on a non concessionary basis (e.g. additional collateral is provided by the client, or new terms and conditions are agreed which meet the normal market criteria for the quality of the obligor and the type of loan), the loan will be rated using our regular rating scale. In these circumstances, the loan may be removed from impaired status and therefore included in our collective assessment of loan loss allowances. However, as for other loans for which impairment is evaluated on an individual basis, the position will remain under constant monitoring and undergoes regular individual assessments.

Comment 15

As a related matter, we note your disclosure on page 302 that the restructuring of a financial asset could result in the original loan being derecognized and a new loan being recognized. Please revise your future filings to disclose the following:

•	Describe the specific factors considered when determining that a new agreement is made on substantially different terms or that the new instrument is a substantially different instrument.
•	Clarify the types of loans that qualify for this accounting treatment (e.g., mortgages, commercial loans, etc.).
•

Clarify whether these loans remain impaired loans or whether these loans are included within the general collective pools for the purposes of measuring credit losses and discuss how you concluded this policy was appropriate.

Fundamental changes in the terms and conditions of a loan result in derecognition of the existing instrument and recognition of a new instrument. We consider a change as fundamental if:

•	the present value of the contractual cash flows (as a % of notional) have been changed by 10% or more; or
•	there has been a significant change in the risk profile of the instrument.

This treatment generally applies to mortgages and commercial loans.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Following derecognition of the original (existing) loan, the new (restructured) loan is measured at fair value at initial recognition. Any allowance taken to date against the original (existing) loan is eliminated and is not attributed to the new (restructured) loan. Consequently, the new (restructured) loan is not considered impaired and is included within the general collective loan assessment for the purpose of measuring credit losses.

We will revise our future filings to clarify these points.

Comment 16

Note 16 – Goodwill and intangible assets, page 336

We note that you consider your business segments to be separate cash-generating units (CGUs) for purposes of your goodwill impairment testing and that the carrying amount for each segment is determined by reference to the equity attribution framework. We also note your disclosure on page 157 that in November 2011, your Board approved a refinement in the methodology of equity attribution due in part to measure the return on attributed equity (RoaE) of each business in a way which is more comparable to the business segments of international competitors. You proceed to state that, as a result, in the future, equity attributed to the Corporate Center is expected to grow. Finally, we note your discussion on page 64 of your First Quarter 2012 Report included in your Form 6-K filed on May 2, 2012, which indicates that Basel III RWA will now be used as the main driver of your equity attribution with a 10% Basel III common equity tier 1 ratio used as the RWA driver for each business division with any excess capital above this divisional target carried in the Corporate Center. Please respond to the following:

•

Tell us how you concluded that it was appropriate to carry any excess capital above the divisional tier 1 target of 10% within the Corporate Center. For example, tell us how this methodology is consistent with the criteria in paragraph 76 of IAS 36 which indicates that the carrying amount of the CGU should be based on assets that can be attributed directly, or allocated on a reasonable and consistent basis to the CGU. As part of your response, please clarify if you have specifically identified the assets and liabilities making up the excess capital that is not allocated to the business divisions, and if so, tell us what they are, and tell us how you concluded they were not considered in the value in use of the CGUs.

The divisional target of 10% for the RWA driver is considered relevant for the business divisions because management believes that a 10% Basel III common equity tier 1 ratio is in line with industry standards for strong, well capitalized global financial institutions - hence the level to which our peers and competitors aspire. Furthermore, FINMA will eventually require a common equity tier 1 ratio of at least 10% under Basel III. Notwithstanding the targets set for our business divisions, as a Group we expect to maintain a much higher Basel III common equity tier 1 ratio. As firm management does not intend to measure the performance of our business divisions against any excess above the divisional targets, such excess is therefore held within the Corporate Center.

As our multi factor model considers risk based capital and balance sheet leverage in addition to the RWA driver, actual divisional allocations of equity may differ from our 10% Basel III common equity tier 1 ratio. For example, the Investment Bank’s level of attributed equity reflects a level of capital as a percentage of its RWAs of nearly 15%. Thus, measures of return on attributed equity (RoAE) are more comparable to the business segments of international competitors and appropriately reflect the returns generated by businesses on resources under their direct control. As industry standards and practices with respect to Basel III evolve, management may revise its views with respect to the determination of attributed equity.

The carrying amounts of the CGUs are determined using the results of the equity attribution framework (EAF). The EAF allocates to each business segment an amount of equity that management believes is appropriate based on the capital rules and standards in effect or due to come into effect as well as the level of capital considered sufficient to adequately support the activities of each of our businesses. We believe that equity attributed to the businesses under the EAF is fully consistent with the principles of paragraph 75 of IAS 36 because equity attributed to the businesses represents that needed to adequately support the businesses and their assets. We do not specifically identify the assets and liabilities that make up the excess capital.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 16, continued

•

Tell us in more detail why you decided to change your methodology for determining the carrying value of the CGUs solely to be more aligned with your international competitors. For example, tell us whether you considered providing supplemental disclosure to be more comparable to your peers, rather than changing the methodology for determining the carrying value of the CGUs.

As previously noted, the intent of the change is to measure RoAE of each business in a way which is more comparable to the business segments of international competitors. Comparability in this regard is especially important because UBS has set a Group 13% common equity tier 1 target, which exceeds capital ratios achieved or targeted by most of our competitors. Therefore, in order to facilitate internal and external comparisons between our business divisions and those of competitors, management finds it most appropriate with respect to the RWA driver in the EAF to attribute equity to the businesses on the basis of the industry-standard level of 10%. We have not changed our methodology for determining the carrying value of the CGUs, which continues to be based on the EAF.

Comment 17

Note 21 – Provisions and contingent liabilities, page 341

We note that you have identified five classes of provisions and that you have provided certain information about your classes of provisions and contingent liabilities, including a rollforward of the carrying amount by class of provision in Note 21(a) followed by a more detailed discussion of certain specific matters within your Litigation and Regulatory class in Note 21(b). It appears that additional information by class or each specific matter needs to be provided. Please address each of the following in your response.

•	Clarify if your classes of provisions are the same as your classes of contingent liabilities.

Yes, the classes of provisions are the same as the classes of contingent liabilities; however, contingent liabilities with respect to operational risks, restructuring, loan commitments and guarantees, and other are either not present or not deemed to merit further disclosure in the notes to the financial statements.

Comment 17, continued

•	Explain where you have provided the disclosures required by paragraphs 84 and 85 of IAS 37 for each class of provision or specific matter.

The disclosures required by paragraph 84 of IAS 37 are provided in Note 21a) on page 341 of our AR 2011.1

Pursuant to paragraph 85(a) of IAS 37, Note 21 of our AR 2011 (specifically the footnotes to the table on page 341) contains brief descriptions of the nature of each class of obligation related to operational risks, litigation and regulatory matters, as well as the more significant items set out in the “Other” category, which is deemed a residual category. Restructurings and loan commitments and guarantees are widely used terms and as such we believe the titles suffice as brief descriptions. With respect to the expected timing of any resulting outflows of economic benefits, this information is included within Note 21b) in respect of the litigation and regulatory matters as a class and, in accordance with IAS 1, paragraph 31, we do not include any specific statements for the other classes.2

1 We note that the disclosure requirements of IAS 37 apply to classes of provisions or contingent liabilities rather than specific provisions or contingent liabilities (unless a class is made up of a single item).

2 The application of IAS 37’s disclosure requirements requires significant judgment by management, considering all relevant facts and circumstances, including materiality. IAS 1 Presentation of Financial Statements indicates in paragraph 31 that “An entity need not provide a specific disclosure required by an IFRS if the information is not material.” IAS 1, paragraph 7, states that items are material “if they could individually or collectively, influence economic decisions that users make on the basis of the financial statements.”

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Pursuant to paragraph 85(b) of IAS 37, Note 1a)27) of AR 2011 provides information related to provisions in general, noting that they are subject to uncertainty in their amount and timing. Provisions for litigations and regulatory matters is the class of provision deemed to be subject to the most significant uncertainties and the introductory paragraphs to Note 21b) describe the main uncertainties relating to the recognized amounts.

We did not have any expected reimbursements requiring disclosure in accordance with paragraph 85(c).

Comment 17, continued

•	Explain where you have provided the disclosures required by paragraph 86 of IAS 37 for each class of contingent liability or specific matter.

Consistent with our response above, the class of contingent liabilities for which we consider additional information is required is the class of litigation and regulatory matters (including loan repurchase demands as described in our response to Comment 19). We believe that our disclosures in Notes 21b) and c) of AR 2011, which describe certain potentially significant legal proceedings or threatened proceedings and similar matters as of 31 December 2011, satisfy the specific requirements of IAS 37 with respect to this class.

The opening paragraph of Note 21b) of the AR 2011 provides a description of the nature of this class. The note also explains that it is not practicable to disclose an estimate of the financial effect as a class (and consequently an indication of the related uncertainties required under IAS 37 p86(b)) related to litigation and regulatory matters “beyond the level of current reserves established”. More specifically, Note 21b) states that “Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities.” On that basis, management has deemed that the requirement to disclose an estimate of the financial effect from litigation and regulatory matters as a class is impracticable in accordance with IAS 37, paragraph 91. Moreover, with respect to the specific matters described in Note 21b), we do not provide more detailed information in accordance with paragraph 92 of IAS 37, as such information can be expected to seriously prejudice their outcome. However, in cases where we can, we disclose the amount of damages claimed, the size of a transaction or other information to assist investors in considering the magnitude of any potential exposure. With respect to the matters described in Note 21c), we provide more detailed information including the amount of our provision, as we do not expect that doing so would seriously prejudice the outcome of these matters.

Comment 18

(a) Provisions, page 341

Please provide us with a detailed analysis of how you determined which provisions or contingent liabilities may be aggregated to form a class for your disclosure purposes. Refer to paragraph 87 of IAS 37 in your response. In this regard, we refer to your columnar presentation and discussion of “operational risks,” “litigation and regulatory matters,” and “other” which appear to include a number of types or classes of provisions.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Paragraph 87 of IAS 37 places a heavy emphasis on the nature of the items in determining which of them can be aggregated to form a class, with the paragraph later explaining that warranty provisions and litigation provisions cannot be described as a single class. In aggregating provisions to form a class, we analyze the nature of the provisions, namely, the cause giving rise to the provisions. When such causes are deemed similar because general statements about their nature and other characteristics of the items as described in IAS 37 p85 and IAS 37 p86 provide useful information, they are aggregated accordingly to form a class. We believe that aggregating items to form a class is a matter of judgment depending on all relevant facts and circumstances.

Comment 18 cites our operational risks, litigation and regulatory matters, and other classes as appearing to include a number of types or classes of provisions. The operational risk class mainly consists of litigation resulting from security risks and transaction processing risks; such litigation is broadly similar such that class-level information is deemed meaningful. Litigation and regulatory matters also are broadly similar and, as described in the first two paragraphs of Note 21b) of AR 2011, that class-level information is deemed meaningful. The “Other” class represents a residual category. We disclose that this class includes a number of unrelated items including provisions for reinstatement costs for leasehold improvements, onerous lease contracts, employee related matters and other residual items. We believe that IAS 1, paragraph 31, provides us with the flexibility to establish the use of a residual category. In this context, we will consider whether disaggregation of certain items within this class would result in more meaningful disclosure in future filings.

Comment 19

Further, we note that you present your litigation and regulatory matters and loan repurchase demands as a single class of provision within your provision roll forward. It is unclear to us how you considered the guidance in paragraph 87 of IAS 37 in determining that the nature of these items was sufficiently similar to warrant aggregation of them into a single class. In particular, paragraph 87 provides an example dealing with warranty provisions that specifically states that it would be inappropriate to treat as a single class amounts relating to normal warranties and amounts that are subject to legal proceedings. We believe the same rationale can be applied to normal repurchase demands versus those that are subject to litigation. We further believe that presentation of repurchase demands as a separate class of provision will enable a better understanding of the financial statement effects of the repurchase demand information presented on page 102. Accordingly, please revise your future filings to present your loan repurchase demands as a separate class of provision in your provision rollforward.

We aggregate loan repurchase demands in the litigation and regulatory matters class because most of the claims are in litigation. If conditions change, we will consider disaggregating that item into its own class in future filings but note, however, that such disaggregation would not meaningfully augment the information presented, because in Note 21c) we already disclose the amount of the provision for repurchase demands.

Comment 20

(b) Litigation and regulatory matters, page 342

We note your disclosure that “The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.” Please address each of the following:

•	Explain the extent to which management relies on legal advice and the role of the legal advisor in forming conclusions with respect to your accounting for provisions and contingent liabilities.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Management, including internal counsel and finance, meet regularly to discuss the status of litigation and regulatory matters, to assess whether the recognition criteria of IAS 37 have been satisfied for those matters and, if not, to evaluate whether such matters represent contingent liabilities. In these discussions, and in accordance with paragraph 16 of IAS 37, legal advice is a significant consideration in forming conclusions with respect to our accounting for provisions and contingent liabilities, including assessing whether a present obligation exists, estimating the probability of outflows and addressing narrative disclosure matters and other factors.

As such, management relies heavily on legal advice in reaching final conclusions in respect of these matters.

Comment 20, continued

•

As noted above, you make a provision when “it is probable that a liability exists, and the amount can be reliably estimated.” Please compare and contrast this accounting policy for litigation and regulatory matter provisions with your accounting policy for provisions on page 309.

The wording on pages 309 and 342 of our AR 2011 is not intended to imply that we have a different accounting policy for the recognition of litigation and regulatory matter provisions under IAS 37. We will revise the wording accordingly in future filings.

Comment 21

We note your disclosure on page 342 that you “are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.” We also note that you have presented information about certain potentially significant legal proceedings or threatened proceedings. Please address each of the following in your response for each of the potentially significant legal proceedings or threatened proceedings which you have presented.

•	Where a provision and a contingent liability arise from the same set of circumstances show the link between the provision and the contingent liability. Refer to paragraph 88 of IAS 37.

Paragraph 88 of IAS 37 requires that an entity makes the disclosures required by paragraphs 84–86 in a way that shows a link between the class of provision and the class of contingent liability when they arise from the same set of circumstances. The disclosure in the opening paragraphs of Note 21b) of our AR 2011 clarifies, for litigation and regulatory matters as a class, the link between provisions and contingent liabilities. The majority of the provision for litigation and regulatory matters as a class relates to the specific matters disclosed in Note 21. More detailed information for each of these specific matters, such as the amount of the provision (if any) or its estimated financial effect (where such an estimate can be made), has not been disclosed in those situations where such disclosure can be expected to seriously prejudice their outcome. When this not the case, additional disclosure is provided.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 21, continued

•

Explain why you are unable to provide an estimate of the amount of a provision and/or the financial effect of a contingent liability. Refer to paragraph 25 as well as paragraphs 85(a) and 86(a) and (b) of IAS 37 in your response.

The second paragraph of Note 21b) states why management believes that it is unable to provide an estimate of the financial effect with respect to the litigation and regulatory matters class of contingent liabilities in accordance with IAS 37, paragraphs 86(a), 91 and/or 92. Paragraphs 25 and 85(a) pertain to provisions rather than contingent liabilities, which is the subject of our referenced disclosure. In future filings, we will clarify that such statements specifically apply to the disclosure requirements of contingent liabilities.

Comment 21, continued

•	Indicate if information required by paragraphs 86 and 89 of IAS 37 is not disclosed because it is not practicable to do so. Refer to paragraph 91 of IAS 37.

We believe that the opening paragraphs of Note 21b) substantively establish that it is not practicable to disclose information required by paragraph 86 of IAS 37 for the litigation and regulatory matters class of contingent liability and thus are compliant with paragraph 91 of IAS 37. With respect to each specific matter, as described in the second paragraph of Note 21b), information required by paragraph 86 of IAS 37 is not disclosed due to paragraph 91, paragraph 92 or a combination thereof.

At 31 December 2011, UBS had no material contingent assets arising from litigation or regulatory matters that would require disclosure in accordance with paragraph 89 of IAS 37.

Comment 21, continued

•	Please also provide this information for your other classes to the extent it applies.

This information does not apply to our other classes.

Comment 22

In your discussion where you cite several factors, which in combination you believe may impede your ability to estimate the financial effect of contingent liabilities, please tell us whether this is true for all cases, or whether there are some cases – particularly those that are in later stages of adjudication – in which you are able to estimate the possible financial effects beyond the level of current reserves established. If you are able to estimate the possible financial effects beyond the level of current reserves established for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects. Further, your statement that providing an estimate of possible losses in excess of amounts accrued would require you to “provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories” is unclear to us since paragraph 25 of IAS 37 indicates that the use of estimates is an essential part of the preparation of financial statements and does not undermine their reliability. Please revise your disclosure in future filings accordingly.

Even cases in the later stages of adjudication may still be subject to one or more of the other factors cited in the referenced disclosure. For certain specific matters, we may be able to estimate the possible financial effects beyond the level of current reserves established; however, in those situations, we would not disclose those possible financial effects pursuant to paragraph 92 of IAS 37 if such disclosure can be expected to seriously prejudice their outcome. As stated in our response to Comment 21, we will clarify our disclosure.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 23

As a related matter, we note that you believe that providing an estimate of the possible financial effects of contingent liabilities could seriously prejudice your position in the related legal matters. We further note your disclosure that you have described certain potentially significant legal matters and that in some cases you have provided the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. It appears that you are using the exemption in paragraph 92 of IAS 37 as support for not providing an estimate of the potential financial effects of your contingent liabilities. Further, this exemption should only be used in extremely rare cases and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please address the following:

•

Tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s), the type of information that has been omitted, and reason(s) why this information has not been disclosed.

As previously noted, for the specific matters noted in Note 21b), we have not disclosed information pursuant either to paragraph 91, paragraph 92 or a combination thereof. It is generally accepted that, given its nature, disclosing information relating to the class of Litigation and regulatory matters is likely to be expected to seriously prejudice their outcome. We give careful consideration as to whether the disclosure for each individual matter requires application of the exemption in paragraph 92 of IAS 37 and, as stated in our response to Comment 17, where we can disclose we do. We believe that the information related to each specific matter as contained in Note 21b) addresses the information requested above. In future filings, we will enhance the disclosure at the end of the opening paragraphs to Note 21b) to clarify the use of the exemption in paragraph 92.

Comment 23, continued

•

To the extent that there are “certain potentially significant legal proceedings or threatened proceedings” for which you have not provided any disclosure (including a description of the general nature of the dispute), please tell us the nature of the proceedings that were excluded and your basis for omitting such disclosure, as we would not expect paragraph 92 to allow for such omissions. Otherwise, please revise your disclosure in future filings to clearly describe each of your potentially significant legal or threatened proceedings, and specifically acknowledge that all such proceedings have been addressed in your disclosure.

We have disclosed, and will continue to disclose, all legal proceedings and threatened legal proceedings that management believes to be material within the meaning of IAS 1.7, i.e. that could influence the economic decisions that users make on the basis of the financial statements. This includes matters that we believe could be material as purely financial exposures as well as those that could be material for other reasons such as their potential effect on our reputation. We have additionally included in our disclosure, matters that management has concluded do not meet this standard of materiality, but which we nevertheless include because we expect that they may be the subject of inquiries from the news media, analysts or others. In future filings, we will revise the introductory wording in Note 21b) to clarify that this is the case.

Comment 23, continued

•

Tell us what you mean by “In some cases, (you) provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure.” In this regard, clarify whether you have provided this type of information to the extent that such information is available or whether there are certain situations where the information is available but you have chosen not to disclose it. If the latter, identify in your response as well as in your future filings those cases where such information has been excluded and tell us your basis for each of those exclusions.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

We routinely provide information about the damages claimed, the size of a transaction or other information that is intended to assist investors in considering the magnitude of any potential exposure if the relevant pleadings set forth this information. However, in many cases the relevant pleadings do not specify the amount of damages claimed and set forth only the type of relief sought, such as compensatory damages in an amount to be determined at trial, interest, and attorneys fees. In deciding what information to provide, we consider on a case-by-case basis what additional information, if any, is available that may assist in evaluating the magnitude of the exposure.

Comment 24

Note 23 – Derivative instruments and hedge accounting, page 351

We note your disclosure that derivative instruments that trade on an exchange or through a clearinghouse (including futures contracts, 100% daily margined exchange traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts) are classified as Cash collateral receivable or payable on derivative instruments rather than as Positive or Negative replacement values because the change in the fair value of these instruments is economically settled each day through the cash payment of variation margin. Please confirm whether these derivative instruments are included within the table on pages 353 – 354. Please also clarify the basis for the amounts classified within Cash collateral receivable or payable on derivative instruments given that the change in fair value is economically settled each day.

We present derivative instruments that are economically closed out on a daily basis within the balance sheet lines “Cash collateral receivable/payable on derivative instruments” rather than in the “Positive and Negative Replacement value” (‘PRV/NRV’) derivative lines. This presentation is based on the fact that for these particular derivatives, there is a single cash flow payment process every day between UBS and the relevant exchange/clearing house where 100% of the aggregate change in fair value of the derivative contracts traded with that counterparty is paid/received via cash variation margin, with adjustments made for any contractual amounts due. As such, at the end of each day, the only open balance with that counterparty for those particular derivative contracts is the change in fair value that has occurred during that day, which is due for payment the following day. As this payment process essentially transforms the derivative balances to fixed receivable/payable balances that are due the next day, we consider it more appropriate to classify these balances separately from other derivatives.

Detail on this presentation treatment is provided in Note 1a)15) and Note 23, where the table on pages 353-354 is located. This table only includes balance sheet values for PRV and NRV, so excludes balance sheet values for cash collateral. However, the notional amounts associated with these derivatives are included within ‘Other notional values’ to the extent they do not relate to exchange-traded agency transactions, as referred to in footnotes 5 & 8 of the table.

Comment 25

Derivatives transacted for trading purposes – Detailed example: Credit derivatives, page 354

We note that you are both an active buyer and seller of credit derivatives through market making activities for the benefit of clients and for the ongoing hedging of trading book exposures. Given the extent of your involvement with these types of derivatives and to increase the transparency around your exposure to such derivatives, please revise your future filings to provide quantitative disclosures about your credit derivatives at a more granular level. For example, consider providing the following additional disclosures:

•

Quantify both your credit protection purchased and credit protection sold by primary purpose (e.g., market making for the benefit of clients, economically hedging counterparty credit risk within your own portfolio, and creating new credit exposure for your own trading purposes);

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

•

Quantify both your credit protection purchased and credit protection sold by type of counterparty (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms); and

•

Provide some level of quantification around the types of CDS contracts to which you are a party, particularly your structured products (including index, multi-name index, swap index option and first-to-default CDS products).

For future filings we will assess the extent to which our disclosure could be enhanced to increase the transparency around our exposure to such derivatives.

Comment 26

Additional disclosure required under SEC regulations, page 439

D – Information required by industry guide 3, page 445

Impaired and non-performing loans, page 454

We note that other impaired loans are loans where your credit officers have expressed doubts as to the ability of the borrowers to repay their respective loans. Given that these loans are not considered to be non-performing loans in accordance with Swiss regulatory guidelines, please expand your discussion to disclose the various circumstances that may cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

We will expand our disclosure in our Annual Report 2012 to discuss circumstances that may cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Comment 27

Form 6-K filed July 31, 2012

UBS business divisions and corporate center

Corporate Center – Core Functions, page 43

Results: 2Q vs 1Q, page 44

We note your disclosure that losses due to hedge ineffectiveness during the second quarter included a refinement to the way hedge ineffectiveness for the macro cash flow hedge accounting model is calculated. We also note that these hedge ineffectiveness losses were partially offset by a hedge ineffectiveness correction related to a prior period. Please tell us and revise your future filings to more clearly describe the nature of the changes made to your hedge ineffectiveness model, how the changes met the criteria for change outlined in paragraph AG 119 of IAS 39, and how your hedge relationship documentation was changed as a result of the refinements. Please also explain how you determined that the prior period error should not be corrected retrospectively pursuant to IAS 8.

The refinement to the way hedge effectiveness is calculated arose through an improvement solely to the methodology for determining the change in fair value of the hedging instrument for situations where the interest rate swaps do not have a fair value of zero at the hedge designation date. As this refinement did not change our policy for measuring or assessing effectiveness, the criteria for change outlined in paragraph AG 119 of IAS 39 was not considered relevant and therefore no revision to our hedge relationship documentation was necessary. We will ensure that any such refinements are more clearly described in future filings.

The prior period error was reported to an internal senior finance committee that has, amongst other things, responsibility for assessing whether errors identified are considered material in the context of our financial statements. We performed a comprehensive materiality analysis that considered both quantitative and qualitative factors, taking into account all available information. Based on that analysis, the committee concluded that the error was not material in the context of our current and previously filed financial statements and a prior period restatement was therefore not required. However, the committee concluded that disclosure in our Q2 2012 Form 6-K was appropriate so as to provide transparency on the out-of-period effects.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 28

Risk management and control, page 50

Credit risk, page 50

Exposure to selected European countries, page 54

We note that in your tabular presentation on page 55, collateral is taken into consideration when determining the “exposure before hedges” and credit protection is taken into account when determining “net of hedges” exposure. Please revise your future filings to clarify how the impact of master netting agreements is reflected in this table.

Our disclosure in the “Basis of Preparation” section on page 54 includes the statement that “Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value (RV) after taking into account master netting agreements”. Furthermore, similar text is included in the “Traded product” column header of the exposures table. For future filings we will consider how this disclosure can be enhanced to clarify the impact of master netting agreements.

Comment 29

Please clarify that the bifurcation of derivative exposures between traded products and trading inventory in your table is only being done for credit derivatives and not for other derivatives such as interest rate derivatives. If such bifurcation of exposures is being done for other types of derivatives, please explain your rationale for such bifurcation and how it is being performed.

The bifurcation of derivatives exposures is applied for all derivatives that generate what we consider to be “Issuer Risk”, e.g. for all derivatives that reference a security. This includes credit derivatives as well as other derivatives such as equity and bond options. For example, if an OTC Equity call option bought from a counterparty domiciled in country X on an equity issued by an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the option (20) against country X (within Traded products) and (ii) the change in fair value of the option given an instantaneous fall in the reference stock price to zero (so called Max Default Exposure or Jump to Zero Risk) against country Y (within Trading inventory). Derivatives such as interest rate swaps or FX derivatives will only generate counterparty exposure and are therefore only captured within Traded Products.

Comment 30

Please revise your future filings to provide the following information related to credit default contracts both purchased and sold, either by incorporating such information into your existing tabular presentation on page 55 or by providing a supplemental table and discussion of such contracts:

•	For credit default contracts sold, the fair value and notional value of protection sold, along with a description of the events that would trigger payout under the contracts.
•	For credit default contracts purchased,
¡	The effects of credit default protection purchased separately by counterparty and country;
¡	The fair value and notional value of the purchased protection;
¡	The nature of payout trigger events under the purchased credit protection contracts;
¡	The types of counterparties that the credit protection was purchased from and an indication of the counterparty’s credit quality; and

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

¡

Whether credit protection purchased has a shorter maturity date than the bonds or other exposure against which the protection was purchased. If so, clarifying disclosure about this fact and the risks presented by the mismatch of maturity.

Refer to Topic 4 of the Division of Corporate Finance’s Disclosure Guidance: European Sovereign Debt Exposures.

Our disclosure for all derivatives includes the counterparty risk associated with the positive replacement value against the country of domicile of the counterparty (presented within “Traded products”) as well as, where relevant, the risk associated with the instantaneous fall in value of the underlying reference asset to zero (assuming no recovery) that is shown against the country of domicile of the issuer of the reference asset (presented within “Trading inventory”). This approach ensures that we capture both the counterparty and issuer elements of risk arising from derivatives and that we apply this comprehensively to all derivatives (e.g. credit index CDS and options, equity stock options), rather than limiting our disclosure to single name credit default swaps (“CDS”).

For example, as disclosed on page 54 of our Q2 2012 Form 6-K: if CDS protection for a notional value of 100 is bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y and has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within Traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100–20 = 80) against country Y (within Trading inventory).

We present the trading inventory on a net basis, consistent with the way in which it is managed. Such netting is floored at zero per issuer, so we do not recognize the offsetting benefit of certain hedges and short positions across issuers.

We believe that our disclosure provides meaningful and substantial information in capturing the risk described above, despite it not being fully consistent with the recommendations in Topic 4 of the Division of Corporate Finance’s Disclosure Guidance: European Sovereign Debt Exposures. We are evaluating how to make the various necessary internal data and system changes in order to expand our disclosure in accordance with these guidelines.

Comment 31

Please explain to us, and disclose in future filings, how you monitor and/or mitigate indirect exposures to these countries, including any stress tests performed. Your disclosure should explain how you identify indirect exposures, examples of identified indirect exposures, along with the level of the indirect exposure.

We actively consider the inter-linkages among Eurozone countries and institutions and we monitor and evaluate the policy responses of key institutions such as the ECB, European Commission, European Council, and IMF. For example, some countries that may look relatively safe according to standard country risk metrics may well face increasing vulnerability if other Eurozone countries experience economic and political turmoil. In addition, we evaluate the implications of these developments for a broad range of countries and institutions beyond Europe.

The above is taken into account when calibrating our Eurozone focused stress scenarios and making assumptions about the behavior of a variety of factors (including FX rates, GDP, equity markets, CPI, corporate spreads, sovereign CDS, interest rates) for a number of key countries / regions.

We apply these stress scenarios to our risk portfolios as part of our firm wide stress testing framework. Furthermore, we also subject our OTC exposures with a wide range of counterparties to these stress scenarios in order to understand potential adverse impacts on our counterparty exposures, as well as to help indentify so called “wrong way risks”.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

We will consider enhancements to our narrative disclosure in our future filings.

Comment 32

Interim consolidated financial statements

Balance Sheet, page 75

We note that you did not provide any footnote disclosure to the financial statements regarding your loan portfolio or the related allowance for credit losses. Given that loans represent 19% of total assets as of June 30, 2012, explain to us why you deemed such explanatory notes unnecessary.

We did not consider it necessary to include a note to the interim financial statements regarding our loan portfolios and the related allowances for credit losses due to the following considerations:

•

Although our loan portfolios represent 19% of total assets as of June 30, 2012, these balances are generally stable from period to period. Between 1 January 2012 and 30 June 2012, loan balances only increased by 3% and are relatively unchanged year-over-year from December 31, 2009 through December 31, 2011. In addition, the product type composition of the loan portfolio has not materially changed during the six-month interim period ended 30 June 2012.

•

In accordance with IAS 34 p16A (which states that an entity should disclose relevant information in the notes to the interim financial statements if not disclosed elsewhere in the interim financial report), detailed qualitative and quantitative information related to both loans and allowances and provisions for credit losses are provided within the Risk management and control section of the interim report (see pages 50 to 52 of our Q2 2012 Form 6-K for further information).

Comment 33

Notes to the interim consolidated financial statements, page 81

Note 2 – Segment reporting, page 82

We note that in 2012 management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. Please explain to us the types of assets that were reallocated and the reason for such a change.

The assets that were reallocated consist primarily of a multi-currency portfolio of unencumbered, high-quality, shorter-term assets (i.e. financial investments available-for-sale) as well as excess cash held at major central banks.

The change in allocation methodology was implemented in accordance with IFRS 8 to realign our segment reporting following a change in the way in which our businesses are managed in relation to these assets.

Comment 34

Note 12 – Fair value of financial instruments, page 89

b) Valuation information, page 91

We note that you made changes to your own credit calculation methodology for financial liabilities designated at fair value during both the first and second quarter of 2012. We further note that part of the second quarter changes represented corrections of various own credit items relating to prior periods. Please tell us and revise your future filings to more clearly describe the nature of

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

these methodology changes. In your response, please provide a detailed analysis distinguishing between the improvements/refinements that were made to your methodology from those that were deemed to be corrections of prior period errors. Ensure that your response clearly explains why certain improvements/refinements were deemed necessary and the specific aspects of your prior methodology that resulted in errors that required correction. Please also explain how you determined that the prior period errors should not be corrected retrospectively pursuant to IAS 8.

Improvements in methodology

The improvements in our own credit calculation methodology in the first and second quarters of 2012 arose as a result of system changes that enabled us to produce a more refined estimation of the impact of changes in the curve spread since issuance. These system changes are being implemented in a staged approach as system limitations are reduced, resulting in own credit gains of CHF 93 million and CHF 124 million in the first and second quarters, respectively.

Prior period errors

During the quarter it was discovered that own credit was incorrectly calculated on two transactions in Fixed income, currencies and commodities. One arose from a manual error on a trade that has not moved onto the fully automated own credit solution and the second arose due to an incorrect assumption on the level of collateralization existing within a sinking fund structure, giving rise to an aggregate own credit gain of CHF 25M. In addition, as part of the Equities issuance methodology conversion process, information relating to certain transactions was found to be in error, giving rise to an own credit loss of CHF 59M.

These errors were reported to an internal senior finance committee that has, amongst other things, responsibility for assessing whether errors identified are considered material in the context of our financial statements. We performed a comprehensive materiality analysis that considered both quantitative and qualitative factors, taking into account all available information. Based on that analysis, the committee concluded that the errors identified were not material in the context of our current and previously filed financial statements and a prior period restatement was therefore not required. However, the committee concluded that disclosure in the Q2 2012 Form 6-K was appropriate so as to provide transparency on the out-of-period effects.

Comment 35

As a related matter, it appears that you have made multiple changes to the methods and assumptions used to incorporate own credit risk in the valuation of derivatives and financial liabilities designated at fair value in recent periods, including the changes made during the first and second quarter of 2012, changes made to your DVA model for derivative liabilities in 2009, and the selection of different pricing curves (e.g, senior debt curve, revaluation curve, funds transfer price curve) for purposes of calculating own credit risk on your financial liabilities designated at fair value. Further, you disclose that certain of the changes that were made during the second quarter represented corrections of various own credit items related to prior periods. Accordingly, please tell us and revise your disclosure describing your valuation processes in future filings to provide more context around your model review and validation and explain why continued changes to certain valuation methodologies have been necessary.

The valuation methodologies used across the market to estimate the own credit effects for both derivatives and financial liabilities designated at fair value continue to evolve. For some time, we have been undergoing a process of continuous improvement to ensure that our valuation methodologies for own credit are in line with evolving market conventions and are internally robust. It has been acknowledged by UBS and the rest of the industry that the adoption of the overnight indexed swap rate is a challenging and complex

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

task that requires more sophisticated IT systems and capabilities. As a consequence, changes are expected to take place over time, with the transition period driven by the lack of established market practices and the continued use of manual adjustments whilst banks are still in the process of upgrading system and process infrastructure. In future filings we will enhance our disclosures regarding valuation methodologies for own credit.

Comment 36

We note that you use the funds transfer pricing (FTP) curve to value uncollateralized and partially uncollateralized funding transactions designated at fair value, which for relevant tenors is set by reference to the level at which UBS medium term notes (MTNs) are priced. We further note that you began using the FTP curve in the fourth quarter of 2010 and that prior to that you used either the asset and liability management revaluation curve (during the first three quarters of 2010) or the senior debt curve (prior to 2010). Please address the following:

•	Tell us why you changed the pricing curve used in these valuations several times over such a short time frame.

There have been, and continue to be, developments in the market’s approach to determining fair value for these instruments. Accordingly, over time, we have refined, and continue to refine, the process we apply to value uncollateralized and partially uncollateralized funding transactions designated at fair value. We monitor external and internal developments in order to ensure that the approach we are using to determine the fair value of our own debt continues to provide the best available estimate to users of our financial statements. Given the present state of the financial markets and our evolving response to them, which could include among other things a diminution in the volumes of MTNs we issue, it may be necessary in the future to refine the inputs to the FTP curve further or to use another measure outright in order to determine the fair value of UBS’s uncollateralized and partially uncollateralized funding transactions. Were we to change, we would expect to describe the rationale for the change in our future filings.

Comment 36, continued

•	Describe the primary differences between the FTP curve and the asset and liability management revaluation curve which was previously used.

The asset and liability management revaluation curve was based on the level at which large plain vanilla medium term notes (MTNs) are priced. In comparison, the FTP curve was introduced to provide a UBS group wide funds transfer pricing curve, and is used to price all internal unsecured cash transactions. The short-end of the FTP curve (under 1 year) is set by reference to the weighted average cost of funds across the group; the curve above 2 year tenors continues to be set with reference to the pricing of large vanilla MTNs and the tenors between 1 and 2 years are set as a blend of the two.

Comment 36, continued

•

Clarify your disclosure that for relevant tenors the FTP curve is set by reference to the level at which newly issued MTNs are priced. In this regard, clarify whether you make adjustments to your internal FTP curve for different tenors, collateral, optionality, etc. depending on the type of instrument being valued.

As stated in our response above, the FTP curve is derived in different ways for different tenors. The FTP curve is only used to value the uncollateralized portion of partially collateralized trades and fully uncollateralized trades and is therefore not adjusted for collateral. Trades with embedded optionality are valued using appropriate derivative systems that take into account the impact of the optionality on the expected tenor of the trade.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 36, continued

•

Tell us how you determined that for purposes of measuring own credit risk on these liabilities, it was more appropriate to use a FTP curve rather than using observed yields or spreads on your own traded notes.

In determining which curve to use to estimate own credit, we seek to consider the spread levels at which similar instruments are currently being transacted in order to provide the best available measure of fair value. While secondary market yields or spreads are observable for our own benchmark debt issuances, our fair value option liabilities, which are typically MTNs, can be different in terms of markets and issuance sizes. This means that using observed yields or spreads on our own traded notes is not necessarily the best valuation method. The FTP curve is more appropriate for us to use in valuing our fair value option liabilities provided those liabilities are issued at market clearing levels. This has been the case up to and including Q2 2012, but is monitored to ensure continued relevance.

Comment 37

Note 16 – Provisions and contingent liabilities, page 96

c) Other contingent liabilities – Demands related to sales of mortgages and RMBS, page 102

We noted only modest increases in your provision for repurchase demands from December 31, 2010 ($93 million) to December 31, 2011 ($104m) to June 30, 2012 ($117 million) despite the significant increase in the amount of loan repurchase demands received during 2011 and the first half of 2012 as compared to prior periods. Please respond to the following:

•

Tell us and revise your future filings to clarify whether your provision for repurchase demands includes amounts accrued for demands in litigation (which amounted to $1.1 billion as of July 25, 2012) or whether such amounts are included in your litigation provision.

The provision for repurchase demands includes amounts accrued for demands that are the subject of litigation and for which we no longer have indemnification rights as a result of the insolvency of third-party originators. The provision for repurchase demands is included in the litigation and regulatory matters class of provisions and increased only modestly in 2011 and during the first half of 2012 because we do not expect to make payment for most of the loan repurchase demands received during those periods.

Comment 37, continued

•

Explain how demands resolved or expected to be resolved through enforcement of indemnification rights against third party originators are reflected in your financial statements. In other words, confirm whether you account for your obligation to repurchase a loan separately from your right to indemnification from the third party originator.

We do not currently provision for loan repurchase demands for which we will seek to enforce indemnification rights against surviving third-party originators, nor do we account for such rights as an asset. This policy is based on the view that impleading surviving third-party originators will have the legal effect of removing UBS as a principal between the claimant and the surviving third-party originator. The substantive effect is that UBS is not expected to experience an outflow of resources embodying economic benefits with respect to such claims and hence the recognition criteria for a provision are not satisfied. In other words, we do account for loan repurchase demands separately from any indemnification rights, but in these situations the loan repurchase demands generally do not meet the requirements to be recognized as a provision.

Comment 37, continued

•

Clarify the total amount of repurchase demands received from Assured Guaranty, whether all such demands are subject to litigation and how such amounts are presented in the table on page 102. In this regard, you disclose that Assured Guaranty filed a lawsuit in February 2012 relating to loan repurchase demands totaling approximately $997 million and

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

that they made additional loan repurchase demands totaling approximately $391 million in June 2012. You also disclose on page 97 of your First Quarter 2012 Financial Report that Assured Guaranty made repurchase demands of $318 million in early April 2012. It is not clear whether the $318 million in demands made in April 2012 and the $391 million demands made in June 2012 are included in or in addition to the $997 million litigation claim. It is also not clear how the $308 million in claims made on Assured Guaranty insurance policies relates to the amounts above.

As of 25 July 2012, UBS had received loan repurchase demands from Assured Guaranty (“AGO”) totaling approximately USD 2.1 billion (determined on the basis of original principal balance (“OPB”). This total includes:

•

approximately USD 997 million in OPB that are the subject of litigation; as noted above, the loan repurchase demands that are the subject of litigation include loans for which UBS will seek to enforce its indemnification rights against third-party originators;

•	approximately USD 1.1 billion in OPB that are not the subject of litigation and are in addition to the USD 997 million noted above; these loan repurchase demands include:

•

USD 368.0 million in loan repurchase demands made in December 2011 that are not the subject of litigation and which are categorized as “Demands rebutted by UBS but not yet rescinded by counterparty” (categorization of these demands remained unchanged from Q4 2011 Form 6-K through Q1 2012 and Q2 2012 Forms 6-K);

•	USD 318 million in loan repurchase demands made in April 2012 that are not the subject of litigation and which are categorized as follows:

i.	USD 238.3 million categorized as “Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators” (see Q1 2012 Form 6-K showing total of USD 244.3 million for this category, which includes certain other unrelated demands); and
ii.	USD 80.5 million in “Demands rebutted by UBS but not yet rescinded by counterparty” (see Q1 2012 Form 6-K);

•	USD 391 million in loan repurchase demands made in June 2012 that are not the subject of litigation and which are categorized as follows:

i.	USD 326.5 million categorized as “Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators” (see Q2 2012 Form 6-K showing total of USD 571.8 million for this category, which includes, along with certain other unrelated demands, the sum of USD 244.3 million disclosed in Q1 2012 Form 6-K and the additional USD 326.5 million referenced above); and
ii.	USD 65.3 million categorized as “Demands rebutted by UBS but not yet rescinded by counterparty” (see Q2 2012 Form 6-K showing total of USD 149 million for this category, which includes, along with certain other unrelated demands, the sum of USD 80.5 million disclosed in Q1 2012 Form 6-K and the additional USD 65.3 million referenced above).

The USD 308 million referenced in the disclosure describing the litigation brought by AGO against UBS RESI represents the amounts, as of the date the complaint was filed, allegedly paid by AGO to holders of residential mortgage-backed securities (“RMBS”) that AGO had agreed to insure against losses. The USD 308 million (less premiums received from the insureds) thus represents Assured’s claimed damages as of the filing date for the breach of contract claims asserted in the lawsuit. Assured also separately asserted claims to enforce UBS RESI’s obligation to repurchase the USD 997 million OPB in loans that are the subject of the litigation.

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

Comment 37, continued

•

Please tell us and consider revising your disclosure in future filings to provide more information regarding your claims experience by type of counterparty (e.g., GSEs, monoline insurers, private-label investors).

The vast majority of repurchase demands to date are from AGO and relate to three RMBS transactions in 2006 and 2007 for which Assured provided a financial guaranty to certain certificate holders. As noted above, loan repurchase demands from AGO represent USD 2.1 billion in OPB of the total of $2.6 billion in OPB of loan repurchase demands received since 2006, as disclosed in the Q2 2012 Form 6-K.

As disclosed in the Q1 2012 and Q2 2012 Forms 6-K, the Federal Home Loan Mortgage Corp. (“Freddie Mac”) filed suit against UBS RESI in April 2012 in connection with loan repurchase demands totaling at least USD 94 million in OPB. We have not received other loan repurchase demands directly from a GSE, but have received a very small number of demands (approximately 17 loans with an original principal balance of less than $7 million) from a servicer on behalf of a GSE in connection with certain whole loan purchases and these demands are not the subject of litigation.

The remaining loan repurchase demands were asserted by whole loan purchasers which had acquired loans from UBS RESI, by mortgage insurers or by RMBS investors.

UBS believes at this time that more detailed disclosure of its claims experience by type of counterparty would not provide meaningful information and moreover be prejudicial to its defense in the lawsuits that have been brought by the claimants of each type.

Comment 37, continued

•	Revise future filings to disclose the total repurchase demands that have not been settled as of the balance sheet date as such amounts are not evident from your tabular presentation on page 102.

We will revise future filings to clarify that “Demands resolved in litigation” and “Demands rescinded by counterparty” are considered to be finally resolved. Repurchase demands in all other categories, including “Actual or agreed loan repurchases/make whole payments by UBS”, are not finally resolved.

*  *  *  *  *  *  *

UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2011 filed March 15, 2012

Form 6-K filed July 31, 2012

File No. 001-15060

10 September 2012

We hereby acknowledge on behalf of UBS AG that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you wish to discuss any of our responses or require additional information, please do not hesitate to contact either Todd Tuckner at +1 203 719 0381 (todd.tuckner@ubs.com) or Alex Brougham at +44 207 567 7425 (alex.brougham@ubs.com).

Very truly yours,

UBS AG

/s/ Tom Naratil	/s/ Todd Tuckner
Tom Naratil	Todd Tuckner
Group CFO	Group Finance COO